Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

News Release

National Penn Bancshares, Inc.
Reports Record Third Quarter Net Income

Contact:	Catharine S. Bower, Communications Manager
(610) 369-6618 or csbower@natpennbank.com

BOYERTOWN, Pa., October 16, 2007 -- National Penn Bancshares, Inc. (Nasdaq: NPBC), the parent company of National Penn Bank, reported record third quarter 2007 net income totaling $16.81 million, or $0.34 per diluted share.  Net income increased approximately 1.10% compared to $16.62 million earned in the third quarter of 2006.  Diluted earnings per share was $0.33 in the third quarter of 2006.1

For the first nine months of 2007, National Penn produced $48.52 million of net income, compared to $47.74 million for the first nine months of 2006.  Diluted earnings per share for the nine month period ended September 30, 2007 was $0.97, compared to $0.96 for the same period in 2006.1

For the first nine months of 2007, annualized returns on average assets and average shareholders’ equity were 1.17% and 11.94%, respectively.   For the first nine months of 2006, the annualized returns on average assets and average shareholders’ equity were 1.25% and 12.78%, respectively.

On September 7, 2007, National Penn Bancshares, Inc. announced that it had entered into a merger agreement with KNBT Bancorp, Inc., a Pennsylvania bank holding company, with $2.9 billion in assets headquartered in Bethlehem, Pennsylvania.  Upon completion of the merger, which is expected in the first quarter 2008, National Penn expects to have assets in excess of $8 billion, which would make National Penn the fifth largest commercial bank holding company headquartered in Pennsylvania (based on current total asset value).

National Penn’s acquisition of Christiana Bank & Trust, which was announced on June 25, 2007, is expected to close in early 2008.

As of September 30, 2007, National Penn’s total assets were $5.76 billion and total deposits were $3.93 billion. The allowance for loan and lease losses as of September 30, 2007 was $56.29 million, which represented 1.49% of total loans and leases outstanding of $3.79 billion.

Commenting on third quarter 2007, Glenn E. Moyer, National Penn President and Chief Executive Officer, said, “The interest rate, economic, and competitive environments continue to challenge earnings performance at financial institutions.  With that said, we’re very pleased to have been able to report record quarterly net income for the third quarter 2007, as well as increased earnings for the nine month period ended September 30, 2007.  Our balanced growth strategy continues to focus on both organic and merger growth, and we’re busy on both fronts as we wrap up 2007.”
__________
12006 per share data is adjusted for the 3% stock dividend paid on September 28, 2007.

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.76 billion asset financial services company operating 81 offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and The Peoples Bank of Oxford divisions. The Peoples Bank of Oxford Division also operates one community office in Cecil County, Maryland.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, L. L. C.; National Penn Insurance Agency, Inc.;  and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on the company's Web site at www.nationalpennbancshares.com.
_________

This press release contains supplemental financial information determined by methods other than in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”).  National Penn’s management uses this non-GAAP measure in its analysis of the company’s performance.  This measure, annualized return on average tangible equity, excludes the average balance of acquisition-related goodwill and intangibles in determining average tangible shareholders’ equity.  Banking and financial institution regulators also exclude goodwill and intangibles from shareholders' equity when assessing the capital adequacy of a financial institution.  Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn, as it provides a method to assess management’s success in utilizing the company’s tangible capital.  This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.
_________

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn Bancshares, Inc. that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of announced transactions, and statements about the future performance, operations, products and services of National Penn Bancshares and its subsidiaries. National Penn Bancshares cautions readers not to place undue reliance on these statements.

National Penn Bancshares' business and operations are subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of National Penn's business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from announced transactions, and resulting difficulties in maintaining relationships with customers and employees; and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National Penn Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as in other documents filed by National Penn Bancshares after the date thereof.  National Penn Bancshares makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the Christiana transaction, and together with Christiana, intends to mail a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

Additional Information About the National Penn/KNBT Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the KNBT transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President & Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction.  Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.

#  #  #

National Penn Bancshares, Inc.

Exchange Listing Nasdaq "NPBC"

Financial Highlights (unaudited)
(Dollars in thousands, except per share data)
	Three Months Ended September 30,			Nine Months Ended September 30,
	2007	2006 (2)	% Change	2007	2006 (2)	% Change
STATEMENTS OF CONDITION
Total assets				$5,763,931	$5,347,548	7.79%
Total deposits				3,927,823	3,772,102	4.13%
Total loans and leases				3,786,801	3,595,157	5.33%
Total shareholders' equity				554,322	528,105	4.96%
Book value per share				11.28	10.74	5.03%

EARNINGS
Total interest income	$85,727	$78,108	9.75%	$248,971	$222,809	11.74%
Total interest expense	46,631	39,643	17.63%	133,462	106,814	24.95%
Net interest income	39,096	38,465	1.64%	115,509	115,995	-0.42%
Provision for loan and lease losses	1,420	561	153.12%	4,032	1,701	137.04%
Net interest income after provision
for loan and lease losses	37,676	37,904	-0.60%	111,477	114,294	-2.46%
Other income	18,250	16,422	11.13%	52,742	47,466	11.12%
Other expenses	34,101	32,458	5.06%	101,929	98,488	3.49%
Income before income taxes	21,825	21,868	-0.20%	62,290	63,272	-1.55%
Income taxes	5,018	5,244	-4.31%	13,766	15,534	-11.38%
Net income	$16,807	$16,624	1.10%	$48,524	$47,738	1.65%

PERFORMANCE RATIOS
Return on average assets	1.18%	1.25%	-5.60%	1.17%	1.25%	-6.40%
Return on average shareholders' equity	12.30%	12.83%	-4.13%	11.94%	12.78%	-6.57%
Return on average tangible equity (1)	25.29%	28.60%	-11.57%	24.72%	27.34%	-9.58%

PER SHARE
Basic earnings	$0.34	$0.34	0.00%	$0.98	$0.98	0.00%
Diluted earnings	0.34	0.33	3.03%	0.97	0.96	1.04%
Dividends paid in cash	0.1626	0.1553	4.70%	0.4879	0.4670	4.48%
Average shares - basic	49,146,831	49,169,335	-0.05%	49,445,112	48,807,518	1.31%
Average shares - diluted	49,641,283	50,011,765	-0.74%	50,053,803	49,664,266	0.78%

(1) Reconciliation Table for Non-GAAP Financial Measure
Return on average shareholders' equity	12.30%	12.83%		11.94%	12.78%
Effect of goodwill and intangibles	12.99%	15.77%		12.78%	14.56%
Return on average tangible equity	25.29%	28.60%		24.72%	27.34%
Average tangible equity excludes acquisition related
average goodwill and intangibles:
Average shareholders' equity	$542,052	$514,172		$543,218	$499,234
Average goodwill and intangibles	(278,441)	(283,564)		(280,795)	(265,787)
Average tangible equity	$263,611	$230,608		$262,423	$233,447

(2) Share and per share information adjusted for a 3% stock dividend paid September 28, 2007

Financial Update for NATL PENN BCSHS (NPBC) FOR 9/30/07
Date 10/15/2007
PAGE: 1 OF 5	AS OF	AS OF	AS OF	AS OF	AS OF
BALANCE SHEET - ASSETS ($000s)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash & Cash Equivalents	$99,379	$125,128	$101,676	$111,203	$111,374
Held to Maturity Securities	244,815	245,964	248,543	250,985	254,334
Securities Available for Sale	1,175,598	1,063,705	1,049,503	1,010,897	945,598
Total Securities	1,420,413	1,309,669	1,298,046	1,261,882	1,199,932
Total Cash and Securities	1,519,792	1,434,797	1,399,722	1,373,085	1,311,306
Loans & Leases Held for Sale	998	9,305	23,215	18,515	18,089
Loans & Leases Held for Investment	3,785,803	3,721,182	3,653,751	3,613,422	3,577,068
Total Loans and Leases	3,786,801	3,730,487	3,676,966	3,631,937	3,595,157
Loan Loss Reserve	(56,294)	(57,004)	(57,771)	(58,306)	(59,238)
Premises and Equipment, net	61,743	61,230	55,132	55,231	55,600
Bank Owned Life Insurance	101,318	100,216	99,538	98,638	97,522
Goodwill	261,161	261,161	263,104	263,787	261,573
Other Intangibles	16,919	17,677	18,435	19,993	21,652
Total Intangible Assets	278,080	278,838	281,539	283,780	283,225
Unconsolidated Investments
Under the Equity Method	10,058	10,724	10,509	10,883	4,277
Mortgage Servicing Rights	-	-	-	-	-
Real Estate Owned & Held for Investment	364	364	140	1,291	1,806
Other Assets (2)	62,069	61,518	54,277	55,749	57,893
Total Assets (2)	$5,763,931	$5,621,170	$5,520,052	$5,452,288	$5,347,548

BALANCE SHEET - LIABILITIES ($000S)
Interest-bearing Deposits	$3,439,266	$3,309,328	$3,207,733	$3,316,170	$3,276,845
Non-interest bearing Deposits	$488,557	$516,458	$522,949	$509,463	$495,257
Borrowings	1,080,221	1,055,527	1,038,232	878,522	854,129
Subordinated Debt (Trust Preferred Securities)	141,591	142,780	142,654	142,527	142,527
Other Liabilities	59,974	51,172	58,636	62,737	50,686
Total Liabilities	$5,209,609	$5,075,265	$4,970,204	$4,909,419	$4,819,444

BALANCE SHEET - EQUITY ($000s)
Common Stock	$490,872	$466,837	$466,555	$467,288	$439,314
Retained Earnings	76,888	91,548	83,368	77,665	96,546
Accumulated Other Comprehensive Income	$(6,458)	$(12,193)	713	1,861	462
Treasury Stock	(6,980)	(287)	(788)	(3,945)	(8,217)
Total Shareholders Equity (2)	$554,322	$545,905	$549,848	$542,869	$528,105

MEMO ITEMS
Accumulated other comprehensive (loss) income	$(6,458)	$(12,193)	$713	$1,861	$462
Book Value Per Share (1)(2)	$11.28	$11.01	$11.10	$10.99	$10.74
Tangible Book Value Per Share(1)(2)	$5.62	$5.39	$5.42	$5.24	$4.96
EOP Common Shares Outstanding (excluding Treasury shares)(1)	49,150,514	49,584,957	49,543,066	49,379,056	49,162,683
Treasury Shares Held By Company (1)	477,117	16,470	41,578	209,287	438,336
Did you announce a repurchase plan during this period?	NO	NO	NO	NO	NO
Number of Shares to be Repurchased in Plans (1)	3,779,456	3,779,456	3,779,456	3,779,456	3,779,456
Number of Shares Repurchased During Period (1)	594,566	86,229	31,869	22,546	555,456
Average Price of Repurchased Shares (1)	$14.61	$17.92	$18.73	$19.71	$18.75

(1) Adjusted for a 3% stock dividend paid September 28, 2007.
(2) Adjusted for modified retrospective method adoption under FAS123 ( R ).

Financial Update for NATL PENN BCSHS (NPBC) FOR 9/30/07
PAGE: 2 OF 5
	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	YEAR	YEAR
	ENDED	ENDED	ENDED	ENDED	ENDED	TO DATE	TO DATE
INCOME STATEMENT ($000s)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006	9/30/2007	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest Income	$85,727	$82,851	$80,393	$79,376	$78,108	$248,971	$222,809
Interest Expense	46,631	44,364	42,467	42,012	39,643	133,462	106,814
Net Interest Income	39,096	38,487	37,926	37,364	38,465	115,509	115,995
Loan and Lease Loss Provision	1,420	1,537	1,075	840	561	4,032	1,701
Net Interest Income after Provision for Loan and Lease Losses	37,676	36,950	36,851	36,524	37,904	111,477	114,294
Wealth Management Income	4,359	4,289	4,063	3,785	3,515	12,711	10,256
Service Charges on Deposits	4,461	4,314	4,098	4,421	4,618	12,873	12,979
Cash Management and Electronic Banking Fees	2,241	2,112	1,942	2,033	2,071	6,295	6,194
Mortgage Banking Income	468	1,110	876	1,029	1,047	2,454	3,223
Insurance Commissions and Fees	1,556	1,487	2,200	1,638	1,745	5,243	5,216
Bank Owned Life Insurance Income	1,102	1,078	1,099	1,116	972	3,279	2,650
Equity in Unconsolidated Investments	226	216	(589)	2,674	-	(147)
Net Gains (Losses) on Sale of Investment Securities	600	564	569	-	49	1,733	870
Gain on Sale of Building(s)	279	170	-	1,342		449	-
BOLI Death Benefit Income	-	837	374		777	1,211	777
Other Non-Interest Income	2,958	1,621	2,062	1,365	1,628	6,641	5,301
Non-Recurring Income	-	-	-	-	-	-	-
Total Non-Interest Income	18,250	17,798	16,694	19,403	16,422	52,742	47,466
Salaries, Wages and Employee Benefits (2)	20,982	20,557	20,499	20,611	20,261	62,038	61,551
Net Premises and Equipment Expense	4,867	4,851	5,068	4,663	4,403	14,786	13,119
Amortization of Intangibles	758	759	759	773	761	2,276	2,145
Other Non-Interest Expense	7,494	7,895	7,440	10,123	7,940	22,829	22,529
Non-Recurring Expense	-	-	-	(1,325)	(907)	-	(856)
Total Non-Interest Expense (2)	34,101	34,062	33,766	34,845	32,458	101,929	98,488
Net Income Before Taxes (2)	21,825	20,686	19,779	21,082	21,868	62,290	63,272
Income Tax Expense (2)	5,018	4,452	4,296	4,711	5,244	13,766	15,534
Net Income (2)	16,807	16,234	15,483	16,371	16,624	48,524	47,738

Net Interest Income (FTE)	$43,260	$42,278	$41,563	$40,688	$41,622	$127,101	$124,763

EARNINGS PER SHARE:

Basic
Net income (1) (2)	$0.34	$0.33	$0.31	$0.33	$0.34	$0.98	$0.98
Diluted
Net income (1) (2)	$0.34	$0.32	$0.31	$0.33	$0.33	$0.97	$0.96
Average Shares Basic (1)	49,146,831	49,556,675	49,488,268	49,237,169	49,169,335	49,445,112	48,807,518
Average Shares Diluted (1)	49,641,283	50,181,973	50,235,272	50,085,334	50,011,765	50,053,803	49,664,266

(1) Adjusted for a 3% stock dividend paid September 28, 2007.
(2) Adjusted for modified retrospective method adoption under FAS123 ( R ).

SUPPLEMENTAL DATA ($000s) (4)
Return on Avg. Assets (annualized)	1.18%	1.17%	1.15%	1.21%	1.25%	1.17%	1.25%
Return on Avg. Equity (annualized)	12.30%	11.91%	11.61%	12.25%	12.83%	11.94%	12.78%
Return on Avg. Tangible Equity (annualized) (3)	25.29%	24.47%	24.39%	26.28%	28.60%	24.72%	27.34%
Average Tangible Equity to Tangible Assets (5)	4.90%	5.06%	4.98%	4.87%	4.61%	4.98%	4.80%
Average Realized Tangible Equity to Average Tangible Assets Ratio (6)	5.10%	5.10%	4.98%	4.84%	4.71%	5.06%	4.78%

(3) (Net income x (365/91)), divided by (average equity - average goodwill and intangibles)
(5) Average tangible equity, divided by (average assets - average goodwill and intangibles).
(6) (Average tangible equity - average AOCI), divided by average tangible assets.

(3) (4) Reconciliation Table for Non-GAAP Financial Measure
Return on average shareholders' equity	12.30%	11.91%	11.61%	12.25%	12.83%	11.94%	12.78%
Effect of goodwill and intangibles	12.99%	12.56%	12.78%	14.03%	15.77%	12.78%	14.56%
Return on average tangible equity	25.29%	24.47%	24.39%	26.28%	28.60%	24.72%	27.34%
Average tangible equity excludes acquisition related average goodwill and intangibles:
Average shareholders' equity	$542,052	$546,765	$540,823	$530,421	$514,172	$543,218	$499,234
Average goodwill and intangibles	(278,441)	(280,649)	(283,350)	(283,297)	(283,564)	(280,795)	(265,787)
Average tangible equity	263,611	266,116	257,473	247,124	230,608	262,423	233,447

Financial Update for NATL PENN BCSHS (NPBC) FOR 9/30/07

PAGE: 3 of 5
	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	YEAR	YEAR
	ENDED	ENDED	ENDED	ENDED	ENDED	TO DATE	TO DATE
CHARGEOFFS ($000s)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006	9/30/2007	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loan Chargeoffs	$2,482	$2,859	$2,086	$2,015	$1,518	$7,427	$3,842
Recoveries on Loans	(352)	(555)	(475)	(243)	(1,147)	(1,382)	(2,420)
Net Loan Chargeoffs	$2,130	$2,304	$1,611	$1,772	$371	$6,045	$1,422

	AS OF	AS OF	AS OF	AS OF	AS OF
ASSET QUALITY AND OTHER DATA ($000s)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nonaccrual Loans	$8,435	$12,270	$12,077	$8,554	$8,316
Renegotiated Loans	-	-	-	-	-
Other Real Estate Owned	364	364	140	1,291	1,806
Total Non-performing Assets	$8,799	$12,634	$12,217	$9,845	$10,122
Loans 90+ Days Past Due & Still Accruing	67	619	243	94	222
Non-performing + Loans 90 Days Past Due	$8,866	$13,253	$12,460	$9,939	$10,344
Allowance for Loan and Lease Losses	$56,294	$57,004	$57,771	$58,306	$59,238
Coverage Ratio	634.9%	430.1%	463.7%	586.6%	572.7%

	AS OF	AS OF	AS OF	AS OF	AS OF
REGULATORY CAPITAL DATA ($000s) (1)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tier 1 Capital	$420,014	$417,762	$405,972	$395,479	$382,667
Tier 1 Ratio (%)	9.64%	9.93%	9.92%	9.77%	9.54%
Total Capital (Tier 1 + Tier 2)	$475,596	$470,902	$459,795	$449,586	$435,973
Total Capital Ratio (%)	10.91%	11.20%	11.23%	11.11%	10.86%
Total Risk-Adjusted Assets	$4,358,884	$4,206,000	$4,093,619	$4,048,475	$4,012,661
Tier 1 Leverage Ratio	7.80%	7.94%	8.00%	7.79%	7.65%
Tangible Equity to Tangible Assets Ratio	5.04%	5.00%	5.12%	5.01%	4.84%
Realized Tangible Equity to Tangible Assets Ratio	5.15%	5.23%	5.11%	4.98%	4.83%

	AS OF	AS OF	AS OF	AS OF	AS OF
SUPPLEMENTAL DATA ($000s)	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Held to Maturity Securities (Fair Value)	$243,593	$238,741	$247,444	$249,575	$252,841
Common Stock Dividends (total $ in period)	$8,066	$8,066	$8,048	$8,001	$7,645
Dividends per Common Share (2)	$0.1626	$0.1626	$0.1626	$0.1626	$0.1555
EOP Employees (Full Time Equivalent)	1,185	1,227	1,195	1,197	1,198

(1) Adjusted for modified retrospective method adoption under FAS123 ( R ).
(2) Adjusted for a 3% stock dividend paid September 28, 2007.

Financial Update for NATL PENN BCSHS (NPBC) FOR 9/30/07

PAGE: 4 of 5	AS OF	AS OF	AS OF	AS OF	AS OF
PERIOD END BALANCES:	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earning Assets / Liabilities
Loan Breakdown: (Regulatory)
Commercial/Industrial	$713,887	$695,396	$661,504	$626,886	$607,461
Commercial Real Estate	1,304,911	1,277,469	1,275,878	1,239,800	1,218,853
Residential Mortgage (including multi-family)	781,087	798,808	809,097	804,762	825,105
Real Estate Construction and Land Development	310,372	295,618	288,171	311,163	302,309
Home Equity (revolving and 2nd lien)	447,130	441,579	437,467	439,017	435,948
Consumer (Loans to Individuals)	70,817	63,558	61,112	56,721	55,227
Other Loans	158,597	158,059	143,737	153,588	150,254
Total Loans (net of unearned)	3,786,801	3,730,487	3,676,966	3,631,937	3,595,157
Investment Securities	1,420,413	1,309,669	1,298,046	1,261,882	1,199,932
Other Earning Assets	5,616	3,933	2,760	4,576	9,974
Total Earning Assets (net of loan loss reserve)	$5,156,536	$4,987,085	$4,920,001	$4,840,089	$4,805,063

Deposit Breakdown:
Savings	$193,232	$208,694	$220,192	$215,156	$225,523
NOW Accounts	775,385	722,656	624,276	690,781	748,163
Money Market Accounts	951,104	960,302	932,189	924,804	865,238
CDs $100m or less	1,008,792	961,964	911,951	950,326	914,869
CDs greater than $100m	510,753	455,712	519,125	535,103	523,052
Total Int. Bearing Deposits	3,439,266	3,309,328	3,207,733	3,316,170	3,276,845
Short-Term Borrowings	452,761	427,792	590,226	417,746	641,587
Long-Term Debt	769,051	770,515	590,660	603,303	355,069
Total Int. Bearing Liabilities	$4,661,078	$4,507,635	$4,388,619	$4,337,219	$4,273,501

Loan Breakdown: (Internal)
Business Purpose Loans	$1,571,459	$1,542,646	$1,521,929	$1,437,791	$1,408,855
Residential Mortgage	485,967	515,339	491,366	529,699	540,512
Commercial Real Estate, Construction and Land Dev	1,265,904	1,215,586	1,202,717	1,204,015	1,189,274
Consumer (loans to Individual)	463,471	456,916	460,954	460,432	456,516
Total Loans (net of unearned)	$3,786,801	$3,730,487	$3,676,966	$3,631,937	$3,595,157

Financial Update for NATL PENN BCSHS (NPBC) FOR 9/30/07

BALANCE AND YIELD/COST ANALYSIS:	AS OF		AS OF		AS OF		AS OF		AS OF		YTD		YTD
	9/30/2007		6/30/2007		3/31/2007		12/31/2006		9/30/2006		9/30/2007		9/30/2006
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	YTD Avg Bal	Yield	YTD Avg Bal	Yield

Total Loans (net of unearned)	$3,756,081	7.40%	$3,700,384	7.35%	$3,639,246	7.36%	$3,599,781	7.25%	$3,547,993	7.22%	$3,698,998	7.37%	$3,426,773	7.16%
Investment Securities (incl. trading assets)	1,356,853	5.78%	1,302,524	5.79%	1,271,449	5.73%	1,220,595	5.44%	1,190,648	5.44%	1,310,588	5.77%	1,173,040	5.44%
Other Earning Assets	4,656	4.60%	3,958	6.18%	12,785	1.65%	3,940	6.35%	10,774	2.69%	7,103	3.14%	10,204	3.34%

Total Earning Assets	5,117,590	6.97%	5,006,866	6.94%	4,923,480	6.92%	4,824,316	6.80%	4,749,415	6.76%	5,016,689	6.94%	4,610,017	6.72%
Total Earning Assets (net of loan loss reserve)	5,060,766	7.05%	4,948,851	7.02%	4,864,994	7.00%	4,764,980	6.89%	4,689,914	6.85%	4,958,921	7.03%	4,550,892	6.80%
Total Assets	5,661,055	6.30%	5,542,100	6.27%	5,452,202	6.25%	5,360,420	6.12%	5,283,841	6.08%	5,552,550	6.27%	5,124,228	6.04%

Savings	200,665	1.11%	212,624	1.12%	216,121	1.17%	223,624	1.29%	238,225	1.31%	209,747	1.13%	253,857	1.29%
NOWAccounts	734,140	2.67%	689,712	2.53%	625,108	2.30%	723,131	2.71%	734,504	1.68%	683,386	2.51%	758,782	2.17%
Money Market Accounts	965,630	3.65%	944,773	3.68%	939,598	3.65%	906,398	3.52%	854,579	4.14%	950,094	3.66%	736,762	3.28%
Certificates	1,457,016	4.76%	1,437,808	4.74%	1,476,314	4.69%	1,479,073	4.59%	1,475,237	4.44%	1,456,975	4.73%	1,408,518	4.18%

Total Int. Bearing Deposits	3,357,451	3.77%	3,284,917	3.74%	3,257,141	3.70%	3,332,226	3.67%	3,302,545	3.52%	3,300,202	3.73%	3,157,919	3.26%

Non-Interest Bearing Deposits	499,398		500,580		487,661		492,839		503,751		495,924		506,888
Total Deposits	3,856,849	3.28%	3,785,497	3.24%	3,744,802	3.22%	3,825,065	3.20%	3,806,296	3.06%	3,796,126	3.25%	3,664,807	2.81%

Short-Term Borrowings	437,019	4.03%	496,311	4.28%	503,795	4.14%	432,623	3.75%	533,418	3.85%	478,797	4.15%	529,510	3.68%
Long-Term Borrowings	770,371	5.31%	660,668	5.14%	598,757	5.17%	515,857	5.47%	374,798	5.44%	677,227	5.22%	380,097	5.39%
Total Int. Bearing Liabilities (incl. non-int bearing deposits)	5,064,239	3.65%	4,942,476	3.60%	4,847,354	3.55%	4,773,545	3.49%	4,714,512	3.34%	4,952,150	3.60%	4,574,414	3.12%
Total Int. Bearing Liabilities	4,564,841	4.05%	4,441,896	4.01%	4,359,693	3.95%	4,280,706	3.89%	4,210,761	3.74%	4,456,226	4.00%	4,067,526	3.51%

Net Yield on Earning Assets (net of loan loss reserve): (Margin)		3.39%		3.43%		3.46%		3.39%		3.50%		3.43%		3.67%
Net Yield on Earning Assets: (Margin)		3.35%		3.39%		3.42%		3.35%		3.45%		3.39%		3.62%

STATES OF OPERATION AND BANKING OFFICES BY STATE (LATEST AVAILABLE DATA)

State	Number of Full Service Banking Offices (Domestic and in the U.S. Territories)

PA
Total Number of Banking Offices		81	80	80	79	79
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)			1	1	1	1
Total Number of ATMs		83	83	83	82	82

MD
Total Number of Banking Offices		1	1	1	1	1
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)			0	0	0	0
Total Number of ATMs		1	1	1	1	1

TOTAL
Total Number of Banking Offices		82	81	81	80	80
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)			1	1	1	1
Total Number of ATMs		84	84	84	83	83

Have you restated any prior period's financial statements for a pooling of interest and/or a change in
accounting principles?	NO
Periods Restated on this report:
Reason: